CUSIP No. 16949H102	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

ChinaNet Online Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16949H102

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 16949H102	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS SHAO YIN YIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,975
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 197,975
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16949H102	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS SURPLUS ELEGANT INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,975
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 197,975
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 16949H102	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS ALLGLAD LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 16949H102	Page 5 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the Original Schedule 13D (the “Original Schedule 13D”) and Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on July 6, 2009 and December 1,, 2009, respectively. This Amendment, together with the Original Schedule 13D and Amendment No. 1, is hereby referred to as the “Schedule 13D”. As of April 6, 2010, Surplus Elegant Investment Limited and Allglad Limited transferred 2,960,185 shares of Common Stock of the Company in the aggregate to investors who hold passive economic interests in the Reporting Persons.  Accordingly, the Reporting Persons ceased to be the beneficial owners of more than five percent of common stock of the Issuer as of April 6, 2010. This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.

  Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 5.	Interest in Securities of the Company.

(a)       Prior to April 6, 2010, the Reporting Persons previously beneficially owned an aggregate of 3,158,160 shares of Common Stock of the Issuer. .  As of April 6, 2010, the Reporting Persons beneficially own 197,975 shares of Common Stock of ChinaNet Online Holdings, Inc, representing approximately 0.01% of approximately 0.01% of the total issued and outstanding shares of Common Stock (based on 16,426,320 shares of Common Stock issued and outstanding) (the “Subject Shares”).

(b)       As of April 6, 2010, each of the Reporting Persons has voting or dispositive power over the Subject Shares as set forth in the pages prior to Item 1 of this Schedule 13D/A.

(c)       As of April 6, 2010, Surplus Elegant and Allglad transferred in the aggregate 2,960,185 shares of Common Stock of the Issuer, to investors who hold passive economic interests in Surplus Elegant and Allglad. These transfers were consummated as in-kind distribution to these investors on a private basis and for no additional consideration.

(d)       Even though Yin Yin Shao is the sole shareholder of Surplus and Allglad, other investors hold passive economic interests in Surplus and Allglad and have a right to the proceeds of any sale of the Subject Shares and/or the right to receive dividends on the Subject Shares.  To the knowledge of the Reporting Persons, none of such investors hold a passive interest of more than five percent of the issued and outstanding shares of Common Stock of the Issuer.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transfers described in Item 5 above, (i) Surplus Elegant and each applicable investor therein receiving Subject Shares signed an agreement in substantially the form attached hereto as Exhibit 1 for the benefit of ChinaNet Online Holdings Limited, and (ii) Allglad and each applicable investor therein receiving Subject Shares signed an agreement in substantially the form attached hereto as Exhibit 2 for the benefit of ChinaNet Online Holdings Limited.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Form of Surplus Elegant Letter to ChinaNet Online Holdings Limited.

Exhibit 2	Form of Allglad Letter to ChinaNet Online Holdings Limited.

CUSIP No. 29078X103	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2010

ALLGLAD LIMITED

By:	/s/ Yin Yin Shao
Name: Yin Yin Shao
Title: Director

SURPLUS ELEGANT INVESTMENT LIMITED

By:	/s/ Yin Yin Shao
Name: Yin Yin Shao
Title: Director

YIN YIN SHAO

By:	/s/ Yin Yin Shao
Yin Yin Shao